Exhibit 99.3

Guardforce AI Partners with Concorde Security Pte Ltd to Launch a New Robotic Security Solution in Singapore

NEW YORK, NY / July 20, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, Artificial Intelligence (AI) and Robot-as-a-Service (RaaS), today announced that it has partnered with leading security provider, Concorde Security Pte Ltd (“Concorde”), to co-launch a new robotic security solution Singapore.

Concorde is a leading Singapore-based security provider that specializes in providing innovative and cost-saving security solutions for office buildings, residences, schools, industrial logistic parks, and hotels.

Guardforce AI’s concierge robot will be equipped with an access control module for a visitor management system, a digital system companies employ to register and track each guest entering their facilities. Additionally, Guardforce AI’s disinfection robot will be retrofitted and equipped with Concorde’s state-of-the-art software security system that will provide automated patrol surveillance, while uploading the live security footage to the cloud platform for 24/7 security surveillance and retrieval. The overall solution is targeted to provide convenient and efficient automation for hotels and other industries. Concorde is also targeting to expand its current service offering with delivery robots for hospitals, residential buildings, and other markets.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, "We are excited to partner with Concorde to jointly market robotic solutions that implement the latest AI technology in the security industry. Singapore is a highly interconnected market with stringent security standards, providing the perfect environment to roll out the proof of concept for robotic security solutions. The prototype is in the testing phase now, and we’re targeting to launch it in the fourth quarter of 2023.”

Alan Chua, Executive Director of Concorde, commented, “We’re excited to work with Guardforce AI. Across the board, companies are investing more in security robotic solutions due to rising labor costs and inflation. According to Acumen Research and Consulting, the security robotics market is set for rapid expansion and is expected to reach $160.8 billion by 2032, growing at a CAGR of 17.9%. By combining our security solutions with Guardforce AI’s robotic automation, we’re further enhancing our security offerings to our clients while helping address labor costs and shortages that are widespread within the security industry.”

About Concorde Security Pte Ltd.

Concorde is a leading provider of award-winning patented technology solutions that improve manpower efficiency, mitigate shortages, and greatly enhance service delivery within the security and facilities management industry. Since its establishment in 1997 in Singapore, Concorde has gained recognition for its disruptive innovation in integrated monitoring of properties, assets, and building service systems, ensuring round-the-clock surveillance for complete security and operational efficiency. This is achieved through their suite of intelligent security solutions known as "I-Guarding Solutions." One of their flagship offerings is the groundbreaking I-Man Facility Sprinter ("IFS"), a mobile vehicular platform that revolutionizes security and facility maintenance services. These pioneering solutions not only improve workers' salaries, skill sets, and working conditions, but also redefine the overall business landscape of the industry. For more information, please visit www.concordesecurity.com.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding to integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com